

February 19, 2009

Mr. B. Andrew Rose
Chief Financial Officer, Worthington Industries, Inc.
200 Old Wilson Bridge Road
Columbus, OH 43085

Re: **Worthington Industries, Inc.**
                     Form 10-K for the year ended May 31, 2008
                     Definitive Proxy Statement, filed August 13, 2008
                     Form 10-Q for the quarter ended November 30, 2008
                     File No. 1-8399

Dear Mr. Rose:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended May 31, 2008

Item 1 – Business, page 1

1. Please provide to us, and in future filings disclose, the information required by Item 101(c)(1)(viii) of Regulation S-K, or explain why this information is inapplicable to the company's business.

2. Please tell us, and in future filings disclose, whether any of your supplier relationships or contracts is material to the company's business.

Critical Accounting Policies – Impairment of Long-Lived Assets, page 39

3. You have recently recorded a significant goodwill impairment and you have identified goodwill as a critical accounting policy.   In order to provide readers with a better insight into management's judgments in accounting for goodwill, please disclose the following in future filings:

    - A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
    - How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.
    Please tell us your intentions with regard to this matter.

Note F – Stock-Based Compensation, page 62

4. With a view towards future disclosure, please tell us when or if you expect to discontinue your use of the "simplified method" to calculate the expected holding periods of your options.

Item 9A – Controls and Procedures, page 76

Evaluation of Disclosure Controls and Procedures, page 76

5. We note the statement that the company's disclosure controls and procedures are "designed to provide reasonable assurance…" We also note this statement under "Item 4 – Controls and Procedures" in your quarterly reports on Form 10-Q for the quarters ended August 31, 2008 and November 30, 2008. Please tell us, and in future filings disclose, whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Changes in Internal Control Over Financial Reporting, page 76

6. We note the disclosure in the first paragraph regarding the new resource planning system. We also note the statement in the second paragraph that there were "no other changes" in your internal control over financial reporting during the applicable quarter. Please tell us whether this system represented a change in your internal control over financial reporting that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please also comply with this comment in future filings.

Worthington Industries, Inc. Schedule 14A

Compensation Discussion and Analysis, page 22

7. We note the disclosure regarding the comparator group. As this practice appears to constitute benchmarking, please tell us, and disclose in future filings, the information required by Item 402(b)(2)(xiv) of Regulation S-K.

8. Please tell us, and in future filings disclose, how your compensation for named executive officers measures against the comparator group.

9. Please tell us, and in future filings disclose, whether you target each element of compensation against the comparator group. If so, please disclose how the actual compensation payments to each named executive officer fall within those targets. To the extent actual compensation was outside a targeted percentile range, please explain why.

Incentive Compensation – Bonuses, page 27

10. We note that you have not provided a quantitative discussion of the terms of the necessary performance targets to be achieved in order for your named executive officers to earn a cash bonus. Please tell us, and in future filings disclose, the specific performance targets used to determine cash bonus amounts. To the extent you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion, and note that we may have additional comments. Please note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Form 10-Q for the quarter ended November 30, 2008

Note E- Employee Pension Plans, page 6

11. We note your disclosure that pension plan assets declined significantly during the recent market downturn. With a view towards future disclosure, please clarify for us why you do not expect the decline in pension assets to have a material affect on your future pension expense and why the decline does not require you to fund your defined benefit pension plans in fiscal 2009.

Note G- Investments in Unconsolidated Affiliates, page 7

12. We note that you are a party to joint ventures that you do not consolidate in which you hold a 50% or greater interest. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion regarding how you have concluded that it is appropriate to account for these entities using the equity method.

Note H- Restructuring, page 8

13. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion regarding the nature of the professional fees included in your restructuring charges. In this regard, please clarify why these services specifically relate to your Transformation Plan and not to your normal operating costs.

Liquidity and Capital Resources, page 22

14. We note your disclosures that your access to capital markets may be limited. Please enhance your disclosures in future filings to further discuss how potential limits in the capital markets may impact your business. In this regard, you should discuss the potential for increases in cost of capital as well as availability of capital.

Operating activities, page 22

15. Please revise future filings to include a more specific and comprehensive discussion regarding changes in your accounts receivable balances. Please also address the significant increase in your allowance for doubtful accounts.

16. You indicate that you have identified actions which you can take to conserve cash and that you have identified trigger points at which to take these actions. Please enhance future filings to give your reader an understanding of what these actions are and what you consider triggering activities.

Financing activities, page 23

17. We note your disclosure quantifying your most restrictive debt covenants. In future filings please also disclose the actual ratios as of each reporting date. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, Dorine Miller, Financial Analyst, at (202) 551-3262, Andrew Schoeffler, Attorney, at (202) 551-3748 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief